

May 2, 2018

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, CA 95138

      Re: Aridis Pharmaceuticals, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted April 20, 2018
          CIK No. 0001614067

Dear Mr. Truong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2018 letter.

Amendment No. 1 to DRS of Form S-1 Submitted April 20, 2018

Summary Consolidated Financial Data, page 10

1.   As previously requested, revise your pro forma net loss per share calculation to only disclose the latest fiscal year. We note your change to the description of the adjustments in the pro forma footnote on pages 10 and 76; however, we are unable to locate your quantification or clear explanation of how the amounts were computed. Revise this disclosure to provide the previously requested disclosures or tell us where you have provided it in the filing.

Vu Truong
Aridis Pharmaceuticals, Inc.
May 2, 2018
Page 2

2.　　As a related matter, your net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2017 as presented on page 76 differs from the amounts presented on pages 10 and F-4. Please revise to correct this inconsistency.

Licensing Agreements, page 128

3.　　We note your response to prior comment 9. Confidential treatment is generally not appropriate for information that is material to investors. For each material agreement discussed in this section, please disclose all material terms including amounts paid to date, aggregate milestone amounts to be paid or received, the amounts of any material "other payments," the royalty term, the duration of the agreement and the date of the last to expire patent where such expiration would trigger termination.

Management, page 147

4.　　Please clarify the business experience of Mr. Drummer during the past 5 years as required by Item 401(e) of Regulation S-K.

　　You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeff Fessler, Esq.